SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002



                             Commission file number




                        VIVENDI UNIVERSAL 401(K) PLAN II
                                800 Third Avenue
                            New York, New York 10022
              (Full title of the plan and the address of the plan)


                                Vivendi Universal S.A.
                             42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The Vivendi Universal 401(k)Plan II is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Vivendi Universal 401(k) Plan II for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS


1. Financial statements of the Vivendi Universal 401(k) Plan II for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of McGladrey & Pullen, LLP, independent accountants.

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                       Vivendi Universal 401(k) Plan II


                        By  /s/ Robert Greenberg
                           ----------------------------------
                           Robert Greenberg
                           Senior Vice President - Global
                           Compensation and Benefits,
                           Vivendi Universal US Holding Co.


Date:  June 30, 2003

                                                                       Exhibit 1


                       Vivendi Universal 401(k) Plan II

                             FINANCIAL STATEMENTS

                               DECEMBER 31, 2002

CONTENTS


-------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
ON THE FINANCIAL STATEMENTS                                                   1
-------------------------------------------------------------------------------

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits                                 2

Statement of Changes in Net Assets Available for Benefits                      3

Notes to Financial Statements                                               4-10

-------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
ON THE SUPPLEMENTARY INFORMATION
-------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION

    Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions      11

INDEPENDENT AUDITOR'S REPORT


To the Administrator Committee of
Vivendi Universal 401(k) Plan II



We have audited the accompanying statement of net assets available for benefits of Vivendi Universal 401(k) Plan II as of December 31, 2002, and the related statement of changes in net assets available for benefits for the period from June 1, 2002 (date of inception) through December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Vivendi Universal 401(k) Plan II as of December 31, 2002 and the changes in net assets available for benefits for the period from June 1, 2002 (date of inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                            /s/ McGladrey & Pullen, LLP


New York, New York
June 30, 2003

VIVENDI UNIVERSAL 401(k) PLAN II

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002


                                                                  2002
------------------------------------------------------------------------------

Net assets held in trust by Vanguard Fiduciary Trust
  Company (Note 6)                                          $            -
Liabilities                                                              -
                                                            ------------------
Net Assets Available for Benefits                           $            -
                                                            ==================



SEE NOTES TO FINANCIAL STATEMENTS.

VIVENDI UNIVERSAL 401(k) PLAN II

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Period From June 1, 2002 (date of inception) through December 31, 2002


                                                               2002
---------------------------------------------------------------------------

Additions to net assets attributed to:
Investment income (loss):
        Net (depreciation) in fair value of investments       $ (2,321,554)
        Dividends and interest                                     796,907
                                                            ---------------
                                                            ---------------
                                                                (1,524,647)
                                                            ---------------
Contributions:
        Employee contributions                                   2,241,239
        Employer contributions                                     791,063
                                                            ---------------
                                                                 3,032,302
                                                            ---------------

Initial asset transfer in                                       40,121,149
Other additions                                                     14,715
                                                            ---------------
                                                            ---------------
                                                                40,135,864
                                                            ---------------

               Total additions                                  41,643,519
                                                            ---------------

Deductions to net assets attributed to:
        Participant withdrawals                                   (425,188)
        Transfer of assets to affiliated plan (Note 2)         (41,218,331)
                                                            ---------------

                Total deductions                               (41,643,519)
                                                            ---------------

                Net increase                                             -

Net assets available for benefits:
   Beginning of period                                                   -
                                                            ---------------
                                                            ---------------
   End of period                                                       $ -
                                                            ===============



SEE NOTES TO FINANCIAL STATEMENTS.

VIVENDI UNIVERSAL 401(k) PLAN II

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Description of the Plan

The following brief description of Vivendi Universal 401(k) Plan II (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General: The Plan is a defined contribution plan established as of June 1, 2002 by Vivendi Universal Entertainment LLLP (the "Company") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility: The Plan covers employees of the Company whose annual base salary or regular wages, (excluding overtime, bonuses, commissions or other special or contingent payments) exceeds $15,793 as of December 31, 1998 (increased on the last day of each year by 4%) and who are either (i) salaried employees, or (ii) hourly employees not employed in a classification designated by the Company from time to time, excluding various categories of employees specified in the Plan including, but not limited to, persons represented by a collective bargaining agent, persons employed on a special basis, and persons employed by an operating unit of the Company to which the Plan has not been extended.

Contribution: Each participant's account is credited with the participant's contribution and the Company's matching contribution. Plan earnings are allocated based on participant account balances, as defined. Non-highly compensated employees, as defined by the Plan, may elect to contribute to their pre-tax accounts on a pre-tax basis ("Pre-Tax Contributions") and/or to their after-tax accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual salary (as defined in the Plan), in multiples of 1%, in any combination. Effective January 1, 1999, highly compensated employees, as defined by the Plan may contribute up to 17% in the aggregate to their pre-tax and after-tax accounts with a limit of 10% of their pre-tax account. Pre-tax contributions and after-tax contributions are subject to limitations imposed by federal laws for qualified retirement plans.

The Plan provides for matching contributions by the Company payable to the participants' company match accounts. The Company's matching contribution was increased to 60% of the first 6% of the Participants' pre-tax and after-tax contributions made during each payroll period. The Company's contributions are subject to limitations imposed by federal laws for qualified retirement plans.

Participants may elect to have their contributions and matching contributions invested in a variety of investment funds. Investment elections or contributions rate changes can be changed on any business day and must be made in increments of 1%.

The Plan will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

The Company may make discretionary contributions in an amount to be determined by the Company. The Company has not made discretionary contributions since the inception of the Plan.

VIVENDI UNIVERSAL 401(k) PLAN II

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Description of the Plan (Continued)

Vesting: A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan) or death. Upon termination of employment for any other reason, a participant vests in the funds held in his or her company match account in accordance with the following vesting schedule:


                 COMPLETED YEAR OF SERVICE               PERCENTAGE VESTED
--------------------------------------------------------------------------------
                        Less than 1                                  0%
                At least 1, but less than 2                         20%
                At least 2, but less than 3                         40%
                At least 3, but less than 4                         60%
                At least 4, but less than 5                         80%
                         5 or more                                 100%


Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in his or her company match account, the nonvested portion of the company match account shall be forfeited. Any account forfeited shall be applied to reduce the Company's contributions in accordance with the terms of the Plan. Any amount forfeited shall be restored if the participant is re-employed by a Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election.

Forfeitures: The nonvested interest of terminated participants serves to reduce Company contributions in accordance with the terms of the Plan. The Company didn't use any forfeiture to offset their contributions during the period from June 1, 2002 and December 31, 2002.

Payment of Benefits: Upon termination of employment, after the attainment of age 60 or for reason of disability or death, the participant or his or her beneficiary shall receive the value of his or her accounts. However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her accounts. Benefits are recorded when paid.

In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount in such participants' vested interest in the Plan is entitled to continue to receive investment income and is held by the Trustee until the date of distribution as elected by the participants. Prior to termination of employment, the participant may withdraw amounts from the participant's accounts in accordance with the provisions of the Plan.

VIVENDI UNIVERSAL 401(k) PLAN II

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Description of the Plan (Continued)

Loans to Participants: A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the vested portion of the participant's accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that principal residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. Applications for loans must be approved by the administrative committee. The amounts borrowed are transferred from the investment funds in which the participant's accounts are currently invested. Repayment and interest thereon are credited to the participant's current investment funds through payroll deductions made each pay period. The interest rate for loans is based on the prime rate on the first business day of the month in which the loan is made plus one percentage point.

Note 2.  Significant Plan Changes

On May 7, 2002, Vivendi Universal completed the acquisition of the entertainment assets of USA Networks (USA). Under the terms of the deal, a new entity named Vivendi Universal Entertainment LLLP (VUE) was formed on June 1, 2002 and became an affiliate of Vivendi Universal S.A. The entity brings together Universal Studios Group and the entertainment assets of USA Networks.

Many employees of VUE were former employees of USA Networks and were participants in the USA Networks, Inc. Retirement Savings Plan - Networks. VUE established Vivendi Universal 401(k) Plan II in substantially the same form as the Vivendi Universal 401(k) Plan. However, certain benefit provisions applicable solely to eligible employees of USA Networks who transferred to VUE and any future VUE eligible employees were preserved in the Plan.

Effective June 28, 2002, the total net assets of Vivendi Universal 401(k) Plan II were added to the Vivendi Universal US Holding Co. Master Trust. Effective December 31, 2002, Vivendi Universal 401(k) Plan II merged into Vivendi Universal 401(k) Plan.

Note 3.  Summary of Significant Accounting Policies

The accounting policies followed in the preparation of the financial statements of Vivendi Universal 401(k) Plan II (the "Plan") conform with accounting principles generally accepted in the United States of America. The more significant accounting policies are:

Basis of Accounting: The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Accordingly, actual results may differ from those estimates.

VIVENDI UNIVERSAL 401(k) PLAN II

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3.  Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition: The assets are held in trust by Vanguard Fiduciary Trust Company ("Trustee") in the Vivendi Universal US Holding Co. Master Trust Agreement ("Master Trust"), amended and restated on January 1, 2002, which also includes assets of the 401(k) plans of the Vivendi Universal's affiliates, Vivendi Universal Entertainment LLLP, Vivendi Spencer Gifts Inc., Vivendi Universal Games, Inc., and MP3.com.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net asset value of shares held by the Plan at year-end; and the Vivendi Universal ADSs are stated at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Purchases and sales of securities are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate.

Payment of Benefits: Benefits are recorded when paid.

Note 4.  Tax Status of Plan

Effective June 1, 2002, the Plan adopted a standardized form of a prototype plan sponsored by Vivendi Universal Entertainment LLLP. The Administration Committee believes the Plan is currently designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code. The Plan Administrator plans to submit an application for determination for its adoption of such prototype plan

Note 5.  Related Party Transactions

Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

VIVENDI UNIVERSAL 401(k) PLAN II

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 6.  Assets Held in Trust

The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. Net assets held in the Trust for Vivendi US Holding Co. as of December 31, 2002 and 2001 were as follows:


                                                                2002              2001
                                                            ------------------------------------

Assets
Investments held in trust at fair values determined by
quoted market prices:
Stable income fund
Vanguard retirement savings trust                                $ 114,767,339    $ 121,870,473
Bond fund
PIMCO total return fund, class A shares                             79,554,475      116,050,435
S&P 500 index fund
Vanguard 500 Index                                                  93,164,861      168,991,669
Managed equity fund
Vanguard value index fund                                           32,572,758       45,758,762
Growth equity fund
Vanguard growth index fund                                          28,762,827       20,321,155
Vivendi Universal stock fund
Vivendi Universal ADSs                                              10,311,547       34,029,544
Collective short term investment fund                                   59,299          553,319
The Coca-Cola company stock fund
The Coca-Cola company common stock                                           -        1,561,089
Collective short term investment fund                                        -          108,353
Dreyfus small company value fund
Berger small company value fund                                     27,857,496       46,493,358
Morgan Stanley Instit. International
Morgan Stanley Instit. International                                16,815,317       19,032,529
Dresdner global technology fund
Dresdner RCM global technology fund                                  4,538,911       10,590,173
Loans to participants                                                7,782,487        8,457,476
                                                            ------------------------------------

Total investments                                                $ 416,187,317    $ 593,818,335
                                                            ====================================

VIVENDI UNIVERSAL 401(k) PLAN II

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 6.  Assets Held in Trust (Continued)

The Vivendi Universal Stock Fund held in the Master Trust consist of the following classification of assets and liabilities as of December 31, 2002:


                                                              2002
                                                     --------------------
Vivendi Universal ADSs                                      $ 10,260,622
Collective short term investment fund                             59,299
Receivables:
Income receivable                                                     65
Accounts receivable                                               79,022
                                                     --------------------
Total assets                                                  10,399,008
                                                     --------------------

Liabilities:
Accounts payable                                                 (25,919)
Accrued trustee fee                                               (2,243)
                                                     --------------------
Total liabilities                                                (28,162)
                                                     --------------------

Vivendi Universal Stock Fund net asset value                $ 10,370,846
                                                     ====================

VIVENDI UNIVERSAL 401(k) PLAN II

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



Note 7.  Investment Income from Master Trust

Investments held in trust are maintained at fair values determined by quoted market prices. The appreciation (depreciation) in fair value and other income for the period ended December 31, 2002 is as follows:




                                                               2002
                                                       -------------------
Berger SmCap V Fund-Investor                                $ (321,784)
Dresdner RCM Global Tech                                         4,158
MSIFT - International Equity Portfolio Class B                (226,634)
PIMCO Total Return                                              (3,809)
USA Stock Fund                                                 (31,272)
Vanguard 500 Index                                            (344,960)
Vanguard Growth Index                                         (813,133)
Vanguard Retirement Savings Trust                                    -
Vanguard Value Index                                          (590,155)
Vivendi Universal Stock Fund                                     6,035
                                                       ----------------
Investment losses (net of investment gains)                 (2,321,554)

Interest and dividends                                         796,907
                                                       ----------------

Investment income (loss)                                  $ (1,524,647)
                                                       ================

VIVENDI UNIVERSAL 401(k) PLAN II


SCHEDULE OF REPORTABLE TRANSACTIONS *
PERIOD ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------

Vivendi Universal 401(k) Plan II, EIN 95-2011468

Attachment to Form 5500, Schedule H, Line 4(j):

                        Description of Asset (include                                                  Current Value
                        interest rate and maturity                                        Historical    of Asset on     Historical
Identity of Party       in the case of a loan)         Purchase Price   Selling Price   Cost of Asset Transaction Date  Gain (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group      Berger SmCap V Fund-Investor    $ 2,327,296                                   $ 2,327,296
The Vanguard Group      Berger SmCap V Fund-Investor                   $ 2,005,512     $ 2,327,296      2,005,512     $(321,784)
The Vanguard Group      Morgan Stanley Instit. Int'l      2,357,017                                     2,357,017
The Vanguard Group      Morgan Stanley Instit. Int'l                     2,130,383       2,357,017      2,130,383      (226,634)
The Vanguard Group      PIMCO Total Return                2,236,349                                     2,236,349
The Vanguard Group      PIMCO Total Return                               2,232,540       2,236,349      2,232,540        (3,809)
The Vanguard Group      Vanguard 500 Index Inv            3,968,927                                     3,968,927
The Vanguard Group      Vanguard 500 Index Inv                           3,623,967       3,968,927      3,623,967      (344,960)
The Vanguard Group      Vanguard Growth Index Inv        13,617,024                                    13,617,024
The Vanguard Group      Vanguard Growth Index Inv                       12,803,890      13,617,024     12,803,890      (813,134)
The Vanguard Group      Vanguard Value Index Inv          5,253,854                                     5,253,854
The Vanguard Group      Vanguard Value Index Inv                         4,663,700       5,253,854      4,663,700      (590,154)
The Vanguard Group      Vanguard Retire Savings Trust    18,326,123                                    18,326,123
The Vanguard Group      Vanguard Retire Savings Trust                   18,326,123      18,326,123     18,326,123             -

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


                                                                     Exhibit 2



                      CONSENT OF INDEPENDENT ACCOUNTANTS


                            Vivendi Universal, S.A.
                       Vivendi Universal 401(k) Plan II


We hereby consent to the incorporation by reference of our report dated June 30, 2003 which appears in your Annual Report on Form 11-K of the Vivendi Universal 401(k) Plan II for the fiscal year ended December 31, 2002.



                                       By /s/ McGladrey & Pullen, LLP
                                          -----------------------------
                                              McGladrey & Pullen, LLP


McGladrey & Pullen, LLP
New York, N.Y.
June 30, 2003

                                                                     Exhibit 3



                           Certification Pursuant to
                            18 U.S.C. Section 1350
     As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

     In connection with the Annual Report on Form 11-K of the Vivendi Universal 401(k) Plan II (the "Plan") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated:  June 30, 2003            By:  /s/Jean-Rene Fourtou
                                      -----------------------
                                      Jean-Rene Fourtou
                                      Chief Executive Officer




Dated:  June 30, 2003            By:  /s/Jacques Espinasse
                                      -----------------------
                                      Jacques Espinasse
                                      Chief Financial Officer



*The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose. A signed original of this written statement required by Section 906 has been provided to Vivendi Universal S.A. and will be retained by Vivendi Universal S.A. and furnished to the Securities and Exchange Commission or its staff upon request.